# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: GameSquare Holdings, Inc., CIK 0001714562
CUSIP: 36468G202
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 6775 Cowboys Way, Ste. 1335, Frisco, Texas (TX), 75034
Date of event which requires filing of this statement: 10/26/2026
Filed by CIK 0002163347
Persons authorized to receive notices and communications: Sanzib (Sandy) Khaund, c/o Credenza, Inc., 332 Mangrove Way, Walnut Creek, California (CA), 94598, 415-298-4399

## Reporting persons
- Credenza, Inc. (CIK 0002163347): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 979,095; shared voting power 0; sole dispositive power 979,095; shared dispositive power 0; aggregate amount beneficially owned 979,095 (5.4% of the class); the aggregate amount excludes certain shares
  Comment: (1) Consists of 979,095 shares of Common Stock issued to the Reporting Person at the Closing pursuant to the Contribution Agreement (the "Issued Shares"), representing its pro rata percentage of 18.00% set forth on Schedule A to the Contribution Agreement, which Issued Shares equal in aggregate 30% of the Common Stock outstanding after giving effect to such issuance. Share amounts reflect the Issuer's 1-for-8 reverse stock split effective August 24, 2026.
  
  (2) The percentage of class was calculated based on 18,131,385 shares of Common Stock outstanding after giving effect to the issuance of the 5,439,416 Issued Shares and the Issuer's 1-for-8 reverse stock split.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001
Name of issuer: GameSquare Holdings, Inc.
Address of issuer's principal executive offices: 6775 Cowboys Way, Ste. 1335, Frisco, Texas (TX), 75034
Comment: This Schedule 13D (this "Statement") relates to the common stock, par value $0.0001 per share (the "Common Stock"), of GameSquare Holdings, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 6775 Cowboys Way, Ste. 1335, Frisco, Texas 75034.

## Item 2. Identity and Background
Name of person filing: This Statement is filed by Credenza, Inc., a Delaware corporation ("Credenza" or the "Reporting Person").
Residence or business address: The principal office of the Reporting Person is located at 332 Mangrove Way, Walnut Creek, California 94598.
Present principal occupation or employment: The principal business of the Reporting Person is [digital identity, blockchain and Web3 commerce technology]. Pursuant to Instruction C to Schedule 13D, information with respect to each executive officer, director and controlling person of the Reporting Person is as follows: Sanzib (Sandy) Khaund, Chief Executive Officer; business address: 332 Mangrove Way, Walnut Creek, California 94598; present principal occupation: Chief Technology Officer of the Issuer, 6775 Cowboys Way, Ste. 1335, Frisco, Texas 75034: citizenship: United States; Jeff Mirman, Chief Strategy Officer; business address: 332 Mangrove Way, Walnut Creek, California 94598; present principal occupation: Chief Marketing Officer of the Issuer's FanEngine division; citizenship: United States
Criminal convictions in the last five years: During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons named in Item 2(c) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons named in Item 2(c) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a Delaware corporation. The citizenship of each person named in Item 2(c) is as set forth therein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On September 8, 2026, the Issuer, GameSquare IP Holdings, Inc., a Delaware corporation and subsidiary of the Issuer ("Buyer"), FanEngine Holdings Ltd., a private company established under the laws of England and Wales ("FanEngine"), the beneficial owners of FanEngine (the "Seller Securityholders"), including the Reporting Person, and Jesper Schertiger, solely in his capacity as Seller Securityholder Representative, entered into a Contribution Agreement (the "Contribution Agreement"). Prior to the Closing, all or substantially all of the assets of the Reporting Person were transferred to FanEngine. Pursuant to the Contribution Agreement, FanEngine contributed substantially all of its assets to Buyer in exchange for the issuance by the Issuer to the Seller Securityholders of shares of Common Stock equal in aggregate to thirty percent (30%) of the total issued and outstanding shares of Common Stock as of the closing date, after giving effect to such issuance (the "Issued Shares"), allocated among the Seller Securityholders in accordance with Schedule A to the Contribution Agreement, plus a contingent Earnout Amount.

The transactions closed on October 26, 2026 (the "Closing"), following receipt of the approval of the Issuer's stockholders required by Nasdaq Listing Rule 5635(a). At the Closing, the Reporting Person received 979,095 Issued Shares, representing its pro rata percentage of 18.00% set forth on Schedule A to the Contribution Agreement. Share amounts in this Statement reflect the Issuer's 1-for-8 reverse stock split effective August 24, 2026. No cash consideration was paid by the Reporting Person; the shares were issued in exchange for the contribution of assets by FanEngine.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the securities reported herein as consideration for the contribution of assets under the Contribution Agreement and holds such securities for investment purposes. Sanzib Khaund, the Chief Executive Officer of the Reporting Person, is the Chief Technology Officer of the Issuer and, in such capacity, may from time to time participate in discussions and decisions of the Issuer's management regarding the matters described in this Item 4.

Pursuant to the Contribution Agreement, effective as of the Closing the Issuer agreed to appoint to its board of directors two individuals, each separately nominated by one of two Seller Securityholders designated as a "Designating Holder." The Issuer must include each Seller Designee in its slate of nominees at each annual meeting for so long as the applicable Designating Holder holds at least 5% of the outstanding Common Stock, subject to applicable law, Nasdaq rules and the directors' fiduciary duties. The Reporting Person is not a Designating Holder and has no right to nominate a Seller Designee.

Under the Contribution Agreement, the Seller Securityholders are eligible to receive (i) additional shares of Common Stock equal to up to ten percent (10%) of the issued and outstanding Common Stock as of the closing date (the "Share Earnout Amount"), in two 5% tranches contingent upon revenue milestones measured during the six-month period following Closing and the period from six to eighteen months following Closing, and (ii) a cash earnout of up to $50 million based on Earnout Net Income for the periods ending December 31, 2027 and December 31, 2028. Any Share Earnout Amount would be allocated in accordance with the Reporting Person's pro rata percentage of 18.00% on Schedule A. Because the issuance of such shares depends on future performance, the Reporting Person does not currently beneficially own any shares comprising the Share Earnout Amount.

Except as set forth in this Statement, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, subject to applicable law, the Issuer's insider trading policy and the terms of the Contribution Agreement, acquire additional securities of the Issuer or dispose of securities of the Issuer, and reserves the right to change its intentions with respect to any of the foregoing.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in Rows 7 through 13 of the cover page of this Statement is incorporated herein by reference. As of the date hereof, the Reporting Person beneficially owns 979,095 shares of Common Stock, representing 5.40% of the outstanding Common Stock, consisting solely of Issued Shares held directly. The percentage is calculated based on 18,131,385 shares of Common Stock outstanding as of October 26, 2026 after giving effect to the issuance of the Issued Shares and the Issuer's 1-for-8 reverse stock split (the 5,439,416 Issued Shares representing 30% of the Common Stock outstanding immediately after the Closing).
Number of shares as to which each person has sole or shared power to vote or dispose:
The information set forth in Rows 7 through 10 of the cover page of this Statement is incorporated herein by reference.

To the knowledge of the Reporting Person, none of the persons named in Item 2(c) beneficially owns any shares of Common Stock, except that Mr. Khaund holds 83,700 restricted stock units and options to purchase 83,700 shares of Common Stock granted in connection with his employment with the Issuer, of which 25% vested at the Closing.
Transactions in the class effected during the past sixty days: Except as described in Item 3 of this Statement, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: [The stockholders of the Reporting Person may be deemed to have the right to receive, indirectly, dividends from, or the proceeds from the sale of, the shares of Common Stock held by the Reporting Person.] [Confirm.]
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: NA

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3 and 4 is incorporated herein by reference. The Reporting Person is a party to the Contribution Agreement, which includes, among other things, the following provisions relating to the securities of the Issuer:

Seller Securityholder Representative: each Seller Securityholder irrevocably appointed Jesper Schertiger as its exclusive agent and attorney-in-fact for notices, elections and other actions relating to the Issued Shares and any Earnout Amount, including share forfeiture elections and legend removal requests.

Earnout: the contingent right to the Share Earnout Amount and Cash Earnout Amount described in Item 4. Any Share Earnout Amount will be subject to the same terms, conditions and restrictions as the Issued Shares.

Indemnification; share forfeiture and set-off: indemnification obligations of the Seller Securityholders may be satisfied by forfeiting Issued Shares or Share Earnout shares to the Issuer for cancellation, valued at their original issuance value, and the Issuer and Buyer may set off amounts owed against unissued shares or earnout amounts.

Board designation: the right of two Designating Holders each to nominate one Seller Designee to the Issuer's board of directors, as described in Item 4.

Legend removal and piggyback registration rights: the Issuer must remove restrictive legends in connection with Rule 144 sales, and, on or after six months following Closing, must offer the Seller Securityholders the opportunity to include their Registrable Securities in certain registration statements, subject to underwriter cutbacks.

No trading while in possession of MNPI: each Seller Securityholder agreed not to trade Issuer securities while in possession of material nonpublic information.

Lock-up: Section 2.06(e)(i) refers to "any applicable lock-up" on the Issued Shares.
Mr. Khaund is party to an offer letter with the Issuer dated August 31, 2026 and holds the equity awards described in Item 5.

The Reporting Person has no contract, arrangement, understanding or relationship with any other Seller Securityholder with respect to the voting or disposition of shares of Common Stock, and disclaims membership in any group, within the meaning of Section 13(d)(3) of the Act, with any other Seller Securityholder. Except as described herein, the Reporting Person is not a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - Contribution Agreement, dated as of September 8, 2026, by and among FanEngine Holdings Ltd., the Seller Securityholders named therein, GameSquare IP Holdings, Inc., GameSquare Holdings, Inc. and Jesper Schertiger, as Seller Securityholder Representative (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed September 9, 2026).

## Signatures
- Credenza, Inc.: /s/ Sanzib (Sandy) Khaund, Sanzib (Sandy) Khaund, Chief Executive Officer (11/09/2026)